UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

Securities Exchange Act of 1934
Release No. 50554 / October 18, 2004

Admin. Proc. File No. 3- 11679

In the Matter of	:
	:
THE VILLAGE GREEN BOOKSTORE, INC.,	: ORDER MAKING FINDINGS AND IMPOSING SANCTION BY DEFAULT
	:
Respondent.	:
	:
	:

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 23, 2004, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary has presented evidence that agents for Respondent The Village Green Bookstore, Inc. (VGB), received the OIP on September 24 and September 27, 2004, respectively.

Under the terms of Paragraph IV of the OIP, VGB's Answer was due within ten days after receipt of the OIP. VGB has not filed an Answer and is therefore in default. As authorized by Rules 155(a) and 220(f) of the Commission's Rules of Practice, I find the following allegations of the OIP to be true:

VGB is a New York corporation with equity securities registered with the Commission pursuant to Sections 12(b) and (g) of the Exchange Act.[1] VGB, which once operated a chain of retail bookstores, has been in Chapter 7, and now Chapter 11, bankruptcy proceedings since April 1998.[2] VGB has not engaged in any business activities since 1998 and has an inactive status with the New York Department of State. VGB's stock is nonetheless quoted on the Pink Sheets under the symbol "VGBK."

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB) and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

VGB is delinquent in its periodic filings with the Commission, having not filed a periodic report since the period ending August 3, 1997, except for a Form 10-KSB for the fiscal year ending February 1, 2004.[3] VGB filed that Form 10-KSB with the Commission on July 13, 2004, after it received a delinquency letter from the Division of Corporation Finance requesting compliance with its periodic filing obligations. The Division of Corporation Finance determined the recently filed Form 10-KSB was deficient because, among other things, the filing did not include audited financial statements.

As a result of the foregoing, VGB failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. Under the circumstances, it is necessary and appropriate for the protection of investors to revoke the registrations of all securities of VGB pursuant to Section 12 of the Exchange Act.

IT IS ORDERED THAT the registrations of all securities of The Village Green Bookstore, Inc., are revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

_____
James T. Kelly
Administrative Law Judge

Endnotes

[1] Central Index Key No. 791731.

[2] See Bankruptcy Petition No. 2-98-20253-JCN, The Village Green Bookstore, Inc., (U.S. Bankr. Ct., W.D.N.Y., filed Jan. 26, 1998). The Division of Enforcement (Division) contends that the present administrative proceeding is exempt from 11 U.S.C. § 362(a), the automatic stay provision of the Bankruptcy Code, as an action by the Commission to enforce its regulatory power to obtain a non-monetary judgment. See 11 U.S.C. § 362(b)(4). The Division has provided evidence that the bankruptcy counsel for the debtor, the United States Trustee, and the presiding Bankruptcy Judge are all aware of this administrative proceeding. By letter dated October 6, 2004, VGB's bankruptcy counsel advised the Bankruptcy Judge, the United States Trustee, and the Division that VGB no longer intends to pursue reorganization and will soon dismiss its Chapter 11 petition.

[3] The delinquent filings include Forms 10-QSB for the periods ending November 2, 1997, May 3, 1998, August 2, 1998, November 1, 1998, May 2, 1999, August 1, 1999, October 31, 1999, April 30, 2000, July 30, 2000, October 29, 2000, April 29, 2001, July 29, 2001, October 28, 2001, May 5, 2002, August 4, 2002, November 3, 2002, May 4, 2003, August 3, 2003, November 2, 2003, May 2, 2004, and August 1, 2004.

The delinquent filings also include Forms 10-KSB for the periods ending February 1, 1998, January 31, 1999, January 30, 2000, January 28, 2001, February 3, 2002, February 2, 2003, and February 1, 2004 (late-filed and deficient).